SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 3, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 3, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 3 October 2012

ING Bank meets EBA capital requirements

•	ING Bank meets the capital requirements of the European Banking Authority capital exercise with a core Tier 1 ratio of 11.1% per 30 June 2012.

ING Bank notes the announcements made today by the European Banking Authority (EBA) and De Nederlandsche Bank (DNB) regarding the final assessment of the capital exercise and fulfilment of the EBA December Recommendation, which demonstrate the following result for ING Bank.

ING Bank meets the 9% Core Tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 recommendation.

Background on the EBA capital exercise

The EBA Recommendation on the creation of temporary capital buffers to restore market confidence was adopted by the Board of Supervisors on 8 December 2011 to address the difficult situation in the EU banking system, especially with regard to the sovereign exposures, by restoring stability and confidence in the markets. The Recommendation was part of a suite of measures agreed at EU level.

The Recommendation called on National Authorities to require banks included in the sample to strengthen their capital positions by building up an exceptional and temporary buffer such that their Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. In addition, banks were required to an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as at the end of September 2011. The amount of the sovereign capital buffer has not been revised.

The initial sample of the Capital Exercise included 71 banks. However, the 6 Greek banks were treated separately as the country is currently under an EU/IMF assistance programme. Moreover, four banks from the original sample have been identified as undergoing a significant restructuring process, and are being monitored separately. Therefore, the final assessment published today refers to 61 banks.

Further details related to the outcome of the exercise can be found in the annexes, which can be viewed/downloaded via ING’s corporate website.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ABOUT ING

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: October 3, 2012